Exhibit 99.2

Chanson International Reports on Diversity Initiatives and Responsible Business Practices

URUMQI, China, May 9, 2025 /GLOBE NEWSWIRE/ -- Chanson International Holding (Nasdaq: CHSN) (the “Company” or “Chanson”), a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States, today announced significant progress in promoting inclusive hiring and supporting regional development in Xinjiang, China.

As an enterprise focusing on inclusive development, Chanson has introduced a wide range of initiatives to support minority talent and promote equitable opportunity. Through targeted outreach, inclusive hiring practices and mentorship programs, the Company supports minorities transition from traditional agricultural and pastoral work into skilled roles in modern industry. For longer career developments, Chanson also established a support program for former employees who wish to return to their hometowns to start businesses. To date, it has supported 23 former employees in successfully launching their own ventures.

Chanson’s inclusive approach also extends to employee well-being, with comprehensive support systems that reflect respect for cultural identity and daily needs. These include free dormitories or housing subsidies, meals that respect dietary customs, paid annual leave with travel reimbursement, and culturally inclusive celebrations to that foster a sense of belonging and work-life balance.

Beyond the workplace, Chanson is also committed to strengthening the social fabric of the broader community. It partners with local agricultural producers and handicraft cooperatives to strengthen livelihoods along the local supply chain and expand its community impact in surrounding rural areas. These efforts contribute to economic resilience and shared prosperity at the community level.

Mr. Gang Li, Chairman of the Board of Directors and Chief Executive Officer of Chanson, remarked, “Empowering diversity and inclusion is a core tenet of Chanson’s long-term strategic plan. By aligning our business operations with regional development priorities, we aim to contribute to the broader goal of common prosperity. Our combination of internal initiatives, such as inclusive hiring, baking skills training and employee welfare reflects our deep commitment to inclusive development. This model not only promotes employee well-being but also plays a meaningful role in supporting long-term regional revitalization. Looking ahead, we will continue expanding our investment in Xinjiang and deepening our commitment to creating equal opportunities, empowering individuals to thrive, and building a more inclusive and resilient future for all.”

About Chanson International Holding

Founded in 2009, Chanson International Holding is a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States. Headquartered in Urumqi, China, Chanson directly operates stores in Xinjiang, China and New York, United States. Chanson currently manages 63 stores in China, and 3 stores in New York City while selling on digital platforms and third-party online food ordering platforms. Chanson offers not only packaged bakery products but also made-in-store pastries and eat-in services, serving freshly prepared bakery products and extensive beverage products. Chanson aims to make healthy, nutritious, and ready-to-eat food through advanced facilities based on in-depth industry research, while creating a comfortable and distinguishable store environment for customers. Chanson’s dedicated and highly-experienced product development teams constantly create new products that reflect market trends to meet customer demand. For more information, please visit the Company’s website: http://ir.chanson-international.net/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions intended to identify forward-looking statements. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Chanson International Holding

Investor Relations Department

Email: IR@chansoninternational.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com